Filed by HudBay Minerals Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Augusta Resource Corporation

Commission File Number: 001-32943

Date: February 20, 2014

Q4 2013 Presentation February 20, 2014 HBM

Forward-Looking Information ---looking inform securities legislation. All information contained in this presentation, other than statements of current and historical fact, is forward-looking information. Often, but not always, forward-looking information . variations of these or similar expressions). All of the forward-looking information in this presentation is qualified by this cautionary note. Forward looking information includes, but is not limited to, statements with respect to the anticipated timing, mechanics, completion and settlement of the Offer , the market for and listing of the common shares Hudbay may issue pursuant to the Offer, the value of the Hudbay common shares that may be received as consideration under the Offer, ability to complete the transactions the completion of any compulsory acquisition or subsequent acquisition transaction in connection with the Offer and any commitment to acquire outstanding shares of Augusta, objectives, strategies, intentions, expectations and guidance and future financial and operating performance and prospects, expectation as to the use of proceeds from the recently completed equity offering, production at 777, Lalor and Reed mines and initial production from the Constancia project, continued processing at Flin Flon concentrator, Snow Lake concentrator and Flin Flon zinc plant, ability to complete the development of Lalor, Constancia and Reed projects and the anticipated scope and cost of any development plans for these projects, anticipated timing of projects and events that may affect projects, including the anticipated issue of required licenses, our expectation that Hudbay will receive the remaining deposit amounts under our amended precious metals stream transaction with Silver Wheaton Corp. and additional funding under equipment financing transaction with Caterpillar Financial Services Corporation, expectations with respect to additional credit facilities, the anticipated effect of external factors on revenue, such as commodity prices, anticipated exploration and development expenditures and activities and the possible success of such activities, estimation of mineral reserves and resources, mine life projections, timing and amount of estimated future production, reclamation costs, economic outlook, government regulation of mining operations, and business and acquisition strategies. Forward-looking information is not, and cannot be, a guarantee of future results or events. Forward-looking information is based on, among other things, opinions, assumptions, estimates and analyses that, while considered reasonable by us at the date the forward-looking information is provided, inherently are subject to significant risks, uncertainties, contingencies and other factors that may cause actual results and events to be materially different from those expressed or implied by the forward-looking information. The material factors or assumptions that Hudbay identified and were applied by the company in drawing conclusions or making forecasts or projections set out in the forward looking information include, but are not limited to: the success of mining, processing, exploration and development activities; the accuracy of geological, mining and metallurgical estimates; the costs of production; the supply and demand for metals Hudbay produces; no significant and continuing adverse changes in financial markets, including commodity prices and foreign exchange rates; the supply and availability of concentrate for processing facilities; the supply and availability of reagents for concentrators; the availability of third party processing facilities for concentrate; the supply and availability of all forms of energy and fuels at reasonable prices; the availability of transportation services at reasonable prices; no significant unanticipated operational or technical difficulties; the execution of business and growth strategies, including the success of strategic investments and initiatives; the availability of financing for exploration and development projects and activities; the ability to complete project targets on time and on budget and other events that may affect ability to develop projects; the timing and receipt of various regulatory and governmental approvals; the availability of personnel for exploration, development and operational projects and ongoing employee relations; ability to secure required land rights to complete its Constancia project; maintaining good relations with the communities in which Hudbay operates, including the communities surrounding the Constancia project and First Nations communities surrounding the Lalor and Reed projects; no significant unanticipated challenges with stakeholders at various projects; no significant unanticipated events or changes relating to regulatory, environmental, health and safety matters; no contests over title to properties, including as a result of rights or claimed rights of aboriginal peoples; the timing and possible outcome of pending litigation and no significant unanticipated litigation; certain tax matters, including, but not limited to current tax laws and regulations and the refund of certain value added taxes from the Canadian and Peruvian governments; no significant and continuing adverse changes in The risks, uncertainties, contingencies and other factors that may cause actual results to differ materially from those expressed or implied by the forward-looking information may include, but are not limited to, the impact of the issuance of common shares as consideration under the Offer on the market price of common shares, the development of the Rosemont project not occurring as planned, the exercising of dissent and appraisal rights by Augusta shareholders should a compulsory acquisition or subsequent acquisition transaction be undertaken in connection with the Offer, Augusta becoming a majority-owned subsidiary of Hudbay ring of ovals or clearances from government authorities on a timely basis, risks generally associated with the mining industry, such as economic factors (including future commodity prices, currency fluctuations, energy prices and general cost escalation), uncertainties related to the development and operation of projects (including the impact on project cost and schedule of construction delays and unforeseen risks and other factors beyond control), depletion of reserves, risks related to political or social unrest or change and those in respect of aboriginal and community relations, rights and title claims, operational risks and hazards, including unanticipated environmental, industrial and geological events and developments and the inability to insure against all risks, failure of plant, equipment, processes, transportation and other infrastructure to operate as anticipated, compliance with government and environmental regulations, including permitting requirements and anti-bribery legislation, dependence on key personnel and employee relations, volatile financial markets that may affect ability to obtain financing on acceptable terms, uncertainties related to the geology, continuity, grade and estimates of mineral reserves and resources and the potential for variations in grade and recovery rates, uncertain costs of reclamation activities, ability to comply with pension and other post-retirement obligations, ability to abide by the covenants in debt instruments or other material contracts, tax refunds, hedging transactions, as well as the risks discussed under the headi Should one or more risk, uncertainty, contingency or other factor materialize or should any factor or assumption prove incorrect, actual results could vary materially from those expressed or implied in the forward-looking information. Accordingly, you should not place undue reliance on forward-looking information. Hudbay does not assume any obligation to update or revise any forward-looking information after the date of this presentation or to explain any material difference between subsequent actual events and any forward-looking information, except as required by applicable law. Q4 2013 l 2

Forward-Looking Information (continued) Information Concerning Augusta Except as otherwise expressly indicated herein, the information concerning Augusta contained in this presentation has been taken from and is based solely upon Augusta's public disclosure on file with the relevant securities regulatory authorities. Augusta has not reviewed this document and has not confirmed the accuracy and completeness of the information in respect of Augusta contained in this presentation. Although Hudbay has no knowledge that would indicate that any information or statements contained in this presentation concerning Augusta taken from, or based upon, such public disclosure contain any untrue statement of a material fact or omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made, none of Hubday’s directors or officers have verified, nor do they assume any responsibility for, the accuracy or completeness of such information or statements or for any failure by Augusta to disclose events or facts which may have occurred or which may affect the significance or accuracy of any such information or statements but which are unknown to Hudbay. Hudbay has no means of verifying the accuracy or completeness of any of the information contained herein that is derived from Augusta's publicly available documents or records or whether there has been any failure by Augusta to disclose events that may have occurred or may affect the significance or accuracy of any information. Except as otherwise indicated, information concerning Augusta is given based on information in Augusta's public disclosure available as of the date hereof. Cautionary Note in Respect of the Offer The full details of the Offer are set out in the takeover bid circular and accompanying offer documents (collectively, the “Offer Documents”), which Hudbay filed with the Canadian securities regulatory authorities. Hudbay also filed with the SEC a registration statement on Form F-10 (the “Registration Statement”), which contains a prospectus relating to the Offer (the “Prospectus”), and a tender offer statement on Schedule TO (the “Schedule TO”). The disclosure related to the Offer in this presentation is not a substitute for the Offer Documents, the Prospectus, Registration Statement or the Schedule TO. AUGUSTA SHAREHOLDERS AND OTHER INTERESTED PARTIES ARE URGED TO READ THESE DOCUMENTS, ALL DOCUMENTS INCORPORATED BY REFERENCE, ALL OTHER APPLICABLE DOCUMENTS AND ANY AMENDMENTS OR SUPPLEMENTS TO ANY SUCH DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE EACH WILL CONTAIN IMPORTANT INFORMATION ABOUT HUDBAY, AUGUSTA AND THE OFFER. Materials filed with the Canadian securities regulatory authorities are available electronically without charge at www.sedar.com. Materials filed with the SEC are available electronically without charge at the www.sec.gov. All such materials may also be obtained without charge at Hudbay’s website, www.hudbayminerals.com or by directing a written or oral request to the Information Agent for the Offer, Kingsdale Shareholder Services Inc. at 1-866-229-8874 (North American Toll Free Number) or 1- 416-867-2272 (outside North America), or by email at contactus@kingsdaleshareholder.com or to the Vice President, Legal and Corporate Secretary of Hudbay at 25 York Street, Suite 800, Toronto, Ontario, telephone (416) 362-8181. The Offer does not constitute an offer to sell or a solicitation of an offer to buy any securities in any jurisdiction in which such an offer or solicitation is unlawful. Q4 2013 l 3

Forward-Looking Information (continued) The scientific and technical information in respect of Hudbay contained in this presentation related to the Constancia project has been prepared by or under the supervision of Cashel Meagher, P.Geo., Vice President, South America Business Unit. The scientific and technical information related to all other sites and projects of Hudbay contained in this presentation has been prepared by or under the supervision of Robert Carter, P.Eng., Director, Technical Services. Messrs. Meagher and Carter are Qualified Persons for the purposes of NI 43-101 Standards of Disclosure for Mineral Projects. NI 43-101 The mineral reserve and resource estimates included in or underlying assumptions referenced in this presentation were prepared in accordance with NI 43-101 and the Canadian Institute on Mining, Metallurgy and Petroleum Standards on Mineral Resources and Reserves: Definitions and Guidelines. Mineral resources that are not mineral reserves do not have demonstrated economic viability. For a description of the key assumptions, parameters and methods used to estimate mineral reserves and resources, as well as data verification procedures and a general discussion of the extent to which the estimates may be affected by any known environmental, permitting, legal, title, taxation, socio-political, marketing or other relevant factors, please see the Technical Reports for each of properties as filed on SEDAR at www.sedar.com. The disclosure in this presentation uses mineral resource classification terms and mineral resource estimates that comply with NI 43-101. NI 43-101 establishes standards for all public disclosure a Canadian issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all reserve and resource estimates contained herein have been prepared in accordance with NI 43-101. These standards differ significantly from the mineral reserve disclosure requirements of the SEC set forth in Industry Guide 7. Consequently, reserve and resource information contained herein is not comparable to similar information that would generally be disclosed by U.S. companies in accordance with the rules of the SEC. In particular, the Industry Guide 7 applies different standards in order to classify mineralization as a reserve. As a result, the definitions of proven and probable reserves used in NI 43-101 differ from the definitions in SEC Industry Guide 7. Under SEC standards, mineralization may not be classified as a unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Among other things, all necessary permits would be required to be in hand or their issuance imminent in order to classify mineralized material as reserves under the SEC standards. Accordingly, mineral reserve estimates referred to herein may not qualify as under SEC standards. In addition, the terms mineral mineral and mineral are used to comply with the reporting standards in Canada. The Industry Guide 7 does not recognize mineral resources and U.S. companies are generally not permitted to disclose resources in documents they file with the SEC. Investors are specifically cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into SEC defined mineral reserves. Further, have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, investors are also cautioned not to assume that all or any part of an inferred resource exists. It cannot be assumed that all or any part of mineral mineral or mineral will ever be upgraded to a higher category. Investors are cautioned not to assume that any part of the reported mineral mineral or mineral contained herein is economically or legally mineable. For the above reasons, information contained herein containing descriptions of mineral reserve and resource estimates is not comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC. Q4 2013 l 4

2013: Year in Review Q4 2013 l 5 Key objectives achieved Lalor shaft sinking completed on time and on budget Initial Reed mine production started on time and on budget Constancia construction advancing on schedule as 56% project completion achieved by year end Zinc and precious metals production targets achieved Raised over $500 million of non-dilutive financing Strong safety performance even with 74% increase in man-hours Challenges overcome > Capital cost increase at Constancia > Lower than expected copper production

On track to achieve our growth objectives in 2014 Production Construction Feasibility & Permitting 777 Stable and steady low-cost production Constancia Initial production Q4 2014 commercial production Q2 2015 Exploration program to resume as airborne geophysics now completed Substantial reserve growth expected as tailings expansion study nears completion Reed Commercial production expected during Q2 2014 Rosemont High-quality development project Complementary to existing portfolio Sequences well with Constancia Well-established infrastructure The Next Phase of Growth Lalor Production rate to double in H2 2014 from main shaft and refurbished concentrator Underground exploration drilling in late 2014 2014: Year of Growth and New Opportunities Q4 2013 l 6

HUDBAY

Proposed Acquisition of Augusta

Compelling value proposition for all shareholders

Offer Summary

- 0.315 of a Hudbay share per Augusta share, representing total consideration of C$2.96 per share[1]
- Total enterprise value of approximately C$540 million[2]
- 62% premium to Augusta's 20-day volume weighted average price[3]

> Rosemont enhances Hudbay's market position as a **leading intermediate base metals company with world-class copper production growth**

> Rosemont is an **ideal fit with Hudbay's disciplined growth strategy**

> Potential development of Rosemont **sequences well** with Hudbay's current priority projects

> Hudbay has the **technical and operational expertise and financial capacity** to efficiently develop and operate Rosemont

> Augusta shareholders have opportunity to **participate in a leading intermediate base metals producer**, while **continuing to benefit from future value enhancements at Rosemont** without single asset risk

Source:
1. Based on Hudbay's TSX closing share price on February 7, 2014.
2. Total enterprise value stated on 100% basis and using fully diluted in-the-money shares outstanding.
3. Based on Hudbay's and Augusta's volume weighted average price (VWAP) for the 20-day period ended February 7, 2014 based on TSX trading data only.

Q4 2013 I 7

2.0 4.1 1.0 1.6 0.6 1.0 Hudbay Pro Forma Hudbay Proven and Probable Measured and Indicated Inferred +106% in P+P Reserves 0 50 100 150 200 250 300 350 2013A 2014E 2015E Pro Forma Hudbay Copper Production (kt Cu) Manitoba Constancia Production, Reserve and Resource Growth1 Significant production growth supported by large reserve base Source: Hudbay and Augusta company disclosure 1. Assumes Hudbay acquires all of the issued and outstanding common shares of Augusta not currently held by Hudbay by issuing 0.315 Hudbay expected impact on Hudbay after completion of an acquisition of Augusta. 2. Based on -101 Technical Report Updated Feasibility Study, Rosemont Copper Project prepared by M3 Engineering & Technology Corporation dated August 28, 2012. +570% Copper Production Growth Copper Reserve and Resource Growth2 (mm tonnes Cu) Q4 2013 l 8

Global Producer with Leading Cash Costs1 Top global producer with significant leverage to copper and bottom quartile costs 0.0 1.0 2.0 3.0 4.0 Freeport Codelco Glencore BHP First Quantum Southern Cu Rio Tinto KGHM Kazakhmys Vale Anglo Antofagasta N. Iranian Cu Norilsk Hudbay (2018) PF Teck Chinalco Sumitomo Mitsubishi Barrick JX Holdings Vedanta Grupo Mexico Jiangxi Cu Gecamines ENRC Hudbay (2018) MMG ZCCM Russian Cu UGMK Mong. Gov't Lundin Marubeni Nevada Cu Mitsui Buenaventura Newcrest Private OZ Minerals Capstone Hudbay (2014) Copper Production (bn lbs) Source: Wood Mackenzie 1. Assumes Hudbay acquires all of the issued and outstanding common shares of Augusta not currently held by Hudbay by issuing 0.315 expected impact on Hudbay after completion of an acquisition of Augusta. Global Positioning on 2018E Copper Production $0.00 $0.50 $1.00 $1.50 $2.00 $2.50 Southern Cu Chinalco Russian Cu Hudbay (2018) Hudbay (2018) PF Private MMG Jiangxi Cu OZ Minerals Capstone Nevada Cu Lundin Rio Tinto Buenaventura Freeport Hudbay (2014) Sumitomo Glencore Mong. Gov't Vale Teck JX Holdings First Quantum Mitsubishi Antofagasta Codelco ENRC KGHM Gecamines Marubeni Norilsk Mitsui Grupo Mexico BHP UGMK Anglo Kazakhmys N. Iranian Cu ZCCM Newcrest Barrick Vedanta Net Cash Costs (US$/lb Cu) Global Positioning on 2018E Cash Costs Rank 15 Rank 62 Rank 27 Q4 2013 l 9

> Over US$1.3 billion of US$1.7 billion budget spent and committed with 56% completion at end of Q4 2013 > 100% of power transmission line rights of way secured; power line construction 61% complete as at Jan. 31, 2014 > Pre-stripping of pit expected to begin in Q1 2014 > SAG and ball mill shells and heads are 100% assembled; steel erection at plant site advancing well > Delivered new homes to 29 of 36 families; 32 agreements signed, none left in critical project areas 1 Net of by-products. Includes impact of silver and 50% of gold stream. Assumed metal prices per the Silver Wheaton stream agreement are as follows: Gold US$400.00/oz, Silver $5.90/oz. Molybdenum (2014-US$12/oz, 2015-US$13/oz, 2016-US$13/oz, Long-Term-US$13.50/oz); 1-5 Yrs 6-16 Yrs LOM Annual throughput (M tonnes) 28.8 27.7 28.1 Avg annual contained Cu in concentrate (000 tonnes) 118 77 90 Avg annual sustaining Capex (US$ M) 80 33 47 Cash cost per lb of Cu (US$/lb)1 1.00 1.33 1.19 Main sediment pond Q4 2013 l 10 Constancia Project Update Lima PERU Constancia Constancia haul road

Constancia bog dam Constancia Progress Photos Constancia plant site overview Bottom shell of Constancia primary crusher installed Q4 2013 l 11 Location of power substation for incoming electricity

Constancia Progress Photos (continued) Q4 2013 l 12 Constancia flotation cells Mine fleet assembly View of Constancia mill Hitachi shovels on site

Lalor Mine Update

> Overall $410 million of overall $441 million[1] capital budget invested to Dec. 31, 2013

> Completed excavation of production shaft to final 985 metre level and steel guide installation to 516 metre level

> Underground construction on ore and waste handling systems and main dewatering proceeding on schedule


MANITOBA
Lalor
Winnipeg

Lalor main downcast fan motor



25 KVA electrical shaft conduit by production shaft

1 Reflects only the mine component of the Lalor project

Q4 2013 I 13

Lalor Cross-Section Looking N70oW 0m 250m Base Metal Resource High Grade Intercepts Gold & Copper-Gold Resource 1000m 500m 750m Vent raise Production shaft 2014 Surface 0m 1500m Exploration platform Completed infrastructure and development Underground exploration to begin in late 2014 Q4 2013 l 14

Reed Mine Update Q2 2013 l 15 > $67 million invested and committed of overall capital budget to Dec. 31, 2013 > Project development has advanced 2,100 metres with additional 720 metres of pre-production development > On schedule and on budget with commercial production expected during Q2 2014 Q4 2013 l 15 Ownership 70% Projected Life of Mine 5 years Construction Capex (2012-2014) $72 million Winnipeg Reed MANITOBA Drift development at 110 metre level First long hole stope blast Raise bore machine

Strong Financial Capacity

Well capitalized to complete construction at Constancia and advance Rosemont

- Sufficient financial capacity to fund remaining capital spending at Constancia, Lalor, and Reed
- Recently enhanced cash position with equity financing
- Does not include $150 million planned off-take debt financing
- Cash flows from operations would assist in funding the development of Rosemont
- Rosemont capital expenditures expected to be funded from contributions of financial partners and strong internal cash flow generation following ramp up of Lalor and start up of Constancia[5]

Hudbay Liquidity [1]

Total Current Liquidity of $1.4 billion



$250
$100
$260
$164
$631
Available Liquidity
Available Credit Facilities 2
Canadian Income Tax and Peruvian VAT 3
Remaining Stream Payments
Equity Financing 4
Cash and Equivalents

1. Cash balances as of December 31, 2013; assumes USD/CAD conversion rate of 1.0
2. Includes Caterpillar Financial financing and additional standby credit facilities, $100 million of which is dedicated for refinancing Augusta indebtedness
3. Expected to be reimbursed in the next 12 months
4. Net of underwriting fees and expenses
5. Financial partners include Silver Wheaton and KORES/LG consortium

Q4 2013 I 16

Near Term Milestones 2014 2015 Q4 2013 l 17 Q1 Q2 Q3 Q4 Q1 Q2 Commercial production Reed Note: All timelines are estimates Expiry of Augusta Offer Rosemont Production shaft commissioning Lalor Completion of refurbished Snow Lake Concentrator Lalor Initial production Constancia Commercial production Constancia

Q4 2013 Presentation February 20, 2014 HBM